UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

EPIC STORES CORP. (Exact name of registrant as specified in its charter)

Nevada	45-5355653
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20805 North 19th Avenue, #2, Phoenix, Arizona	85027
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. [  ]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. [X]

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. [  ]

Securities Act registration statement or Regulation A offering statement file number to which this form relates: 333-186869 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:
Common stock with a par value of $0.0001 per share

Item 1.     Description of Registrant’s Securities to be Registered.

The authorized capital stock of Epic Stores Corp. (referred to as “we”, “us” or “our”) consists of 687,500,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, if a quorum exists at a meeting of our stockholders, action on a matter will be approved if the votes cast favoring the action exceed the votes cast opposing the action, unless a greater number of affirmative votes are required by our articles of incorporation or by law (or, in the case of election of directors, the directors will be elected by a majority of vote of the shares entitled to vote at the meeting either in person or by proxy). The presence in person or by proxy of the holders of a majority of the votes entitled to be cast on a matter at a meeting will constitute a quorum of stockholders for that matter. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as a merger or an amendment to our articles of incorporation. Our articles of incorporation do not provide for cumulative voting in the election of directors. Our board of directors may amend the bylaws or adopt additional bylaws. Accordingly, our board of directors can, without approval of our stockholders, amend our bylaws to amend the quorum requirement or vote required by our stockholders to take action at a meeting of our stockholders.

Any action required or permitted to be taken at a meeting of our stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by our stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefor.

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders.

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

Our board of directors is authorized to divide the authorized shares of our preferred stock into one or more series, each of which must be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. Our board of directors is authorized, within any limitations prescribed by law and our articles of incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock, including, but not limited to, the following:

•	the rate of dividend, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends accrue;
•	whether shares may be redeemed, and, if so, the redemption price and the terms and conditions of redemption;
•	the amount payable upon shares in the event of voluntary or involuntary liquidation;
•	sinking fund or other provisions, if any, for the redemption or purchase of shares;
•	the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;
•
voting powers, if any, provided that if any of the preferred stock or series thereof have voting rights, such preferred stock or series shall vote only on a share for share basis with the common stock on any matter, including, but not limited to, the election of directors, for which such preferred stock or series has such rights; and,

•
subject to the foregoing, such other terms, qualifications, privileges, limitations, options, restrictions, and special or relative rights and preferences, if any, of shares or such series as the board of directors may, at the time so acting, lawfully fix and determine under the laws of the State of Nevada.

Our company must not (i) declare, pay or set apart for payment any dividend or other distribution (unless payable solely in shares of our common stock or other class of stock junior to our preferred stock as to dividends or upon liquidation) in respect of our common stock, or other class of stock junior to our preferred stock, or (ii) redeem, purchase or otherwise acquire for consideration shares of any of the foregoing, unless dividends, if any, payable to holders of our preferred stock for the current period (and in the case of cumulative dividends, if any, for all past periods) have been paid, are being paid or have been set aside for payment, in accordance with the terms of our preferred stock, as fixed by our board of directors.

In the event of the liquidation of our company, holders of our preferred stock are entitled to receive, before any payment or distribution on our common stock or any other class of stock junior to our preferred stock upon liquidation, a distribution per share in the amount of the liquidation preference, if any, fixed or determined in accordance with the terms of such preferred stock plus, if so provided in such terms, an amount per share equal to accumulated and unpaid dividends in respect of such preferred stock (whether or not earned or declared) to the date of such distribution. Neither the sale, lease or exchange of all or substantially all of the property and assets of our company, nor any consolidation or merger of our company will be deemed to be a liquidation for this purpose.

Articles of Incorporation and Bylaws

There are no provisions in our articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company and that would operate only with respect to an extraordinary corporate transaction involving our company, such as merger, reorganization, tender offer, sale or transfer of substantially all of its assets, or liquidation.

Item 2. Exhibits.

The following exhibits are filed with this registration statement:
Exhibit Number	Exhibit Description
3.1	Articles of Incorporation (incorporated by reference from our registration statement on Form S-1, as filed on February 26, 2013)
3.2	Bylaws (incorporated by reference from our registration statement on Form S-1, as filed on February 26, 2013)
3.3	Articles of Merger dated effective December 20, 2013 (incorporated by reference from our current report on Form 8-K, as filed on December 31, 2013)
3.4	Certificate of Change dated effective December 20, 2013 (incorporated by reference from our current report on Form 8-K, as filed on December 31, 2013)
3.5	Certificate of Correction dated December 30, 2013 (incorporated by reference from our current report on Form 8-K, as filed on December 31, 2013)
3.6	Certificate of Change dated effective August 18, 2015 (incorporated by reference from our current report on Form 8-K, as filed on August 19, 2015)
3.7*	Articles of Merger dated effective August 18, 2015

* Filed herewith

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

EPIC STORES CORP.

/s/ Brian Davidson
By:  Brian Davidson
President, Chief Executive Officer and Director
Date: September 14, 2015